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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number:  0-14646

                           NOTIFICATION OF LATE FILING

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(Check One): [ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR
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For Period Ended:  March 31, 1999

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[ ] Transition Report on Form 10-K     [ ]Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
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For the Transition Period Ended    _________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

                         Part I. Registrant Information

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Full name of registrant:        ENTERTAINMENT INTERNATIONAL LTD.
                        --------------------------------------------
Former name if applicable:         AIRSHIP INTERNATIONAL LTD.
                          --------------------------------------------
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Address of principal executive office (Street and number):
       7380 Sand Lake Road, Suite 350
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City, State and Zip Code:
       Orlando, FL  32819
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                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)



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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

     The registrant is unable to file its Quartelry Report (the "Quarterly Report") on Form 10-QSB for its quarter ended March 31, 1999 by the prescribed date of May 15, 1999 without unreasonable effort or expense due to unforeseen circumstances encountered in connection with reconciling its bank statements and the related financial statements for such quarter. The registrant intends to file the Quarterly Report on or prior to the prescribed extended date.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

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         Samuel F. Ottensoser       (212)              702-5962
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              (Name)             (Area code)       (Telephone number)
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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ]  Yes     [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        ENTERTAINMENT INTERNATIONAL LTD.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 1999                  By: /s/ Louis J. Pearlman
                                       -----------------------
                                       Louis J. Pearlman, President
                                       Chairman and Chief Executive Officer





                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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